                                                                    EXHIBIT 99.4

                                                                  COURT FILE NO.

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

                RED BROOK DEVELOPMENTS LIMITED, ON ITS OWN BEHALF
                    AND ON BEHALF OF CERTAIN DEBENTUREHOLDERS

                                                                       Applicant

                                     - and -

 VISUAL BIBLE INTERNATIONAL, INC., VISUAL BIBLE INTERNATIONAL (CANADA) INC. AND
                             THE BOOK OF JOHN INC.

                                                                     Respondents

         APPLICATION UNDER SECTION 47(1) OF THE BANKRUPTCY AND INSOLVENCY ACT, AND UNDER RULE 14.05(G) OF THE RULES OF CIVIL PROCEDURE

                              NOTICE OF APPLICATION

TO THE RESPONDENTS

                  A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

                  THIS APPLICATION will come on for a hearing on April 13, 2005 at 10:00 a.m. or as soon thereafter as it may be heard, at 393 University Avenue, Toronto, Ontario.

                  IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

                  IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

                  IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

                  If you wish to oppose this application but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.



Date  April 6, 2005                Issued by
                                             ----------------------------------
                                   Local registrar

                            Address of court office:   393 University Avenue
                                                       Toronto, Ontario M5G 1T3


TO: THE SERVICE LIST

                                   APPLICATION

1.                The applicant makes application for:

         (a) an Order pursuant to section 47(1) of the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, as amended and section 101 of the Courts of Justice Act R.S.O. 1990, c. C.43, as amended appointing RSM Richter Inc. as interim receiver and receiver and manager (in such capacities, the "Receiver"), without security, of all of the assets, property and undertaking of the respondents;

         (b) its costs of this application provided for by the terms of the applicant's security or, if not so provided by the applicant's security, then on a substantial indemnity basis to be paid by the Receiver from the respondents' estates with such priority and at such time as this Court may determine; and

         (c) Such further and other relief as to this Honourable Court seems just.

2.                The grounds for the application are:

         (a) The respondents comprise a faith-based media enterprise which has secured the exclusive visual and digital rights to popular versions of the Bible. Their major asset is a feature-length film version of the Book of John.

         (b) The applicant is a holder of certain debentures, issued in 2002 and 2003 (the "Debentures"). The respondent Visual Bible International, Inc., is indebted to the applicant and the other holders of the Debentures in an amount of more than US$18,000,000 million (the "Indebtedness").

         (c) The respondents Visual Bible International (Canada), Inc. and The Book of John Inc. have unconditionally guaranteed the Indebtedness.

         (d) The Debentureholders have a comprehensive security over all of the current and future assets of the respondents through security interests granted in connection with the Debentures and the guarantees (the "Security").

         (e) The Applicant is entitled pursuant to the terms of the Debentures, and/or has the authority of the other Debentureholders, to control the exercise of any rights available to the Debentureholders under the Debentures or the Security.

         (f) The respondents have committed numerous and continuing defaults under the Debentures, the Security, forbearance agreements and other agreements to which they are parties. As a result of the defaults, the Indebtedness has been accelerated and is currently due and payable.

         (g) The applicant demanded payment of the Indebtedness on January 14, 2005. The respondent has not repaid the Indebtedness.

         (h)      The respondents are insolvent.

         (i) The appointment of a Receiver, with authority to supervise and, as may be required, market and realize on the assets, property and undertaking of respondents, is required to protect the estate of the respondent and the interests of the applicant. It is also just and equitable that a Receiver be appointed.

         (j)      RSM Richter Inc. has consented to act as Receiver.

         (k) section 47(1) and (3) of the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, as amended

         (l) section 101 of the Courts of Justice Act R.S.O. 1990, c. C.43, as amended

         (m)      Rules 2, 3, 16, and 37 of the Rules of Civil Procedure; and

         (n) Such further and other grounds as counsel may advise and this Honourable Court may consider.

                  THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the motion:

1. The following documentary evidence will be used at the hearing of the application:

         (a) The Affidavit of Ed Rosenblat sworn April 6, 2005 and the Exhibits thereto; and

         (b) Such further evidence as counsel may advise and this Honourable Court may consider.

April 6, 2005                            Osler, Hoskin & Harcourt LLP
                                         Box 50, 1 First Canadian Place
                                         Toronto, Ontario, Canada  M5X 1B8

                                         John A. MacDonald
                                         LSUC# 25884R

                                         Alexander F.L. Cobb
                                         LSUC# 45363F

                                         Tel:  (416) 862-5672/5964
                                         Fax: (416) 862-6666


                                         Solicitors for the applicant

                                                                    EXHIBIT 99.4

                                  SERVICE LIST

TO:                       GOODMANS LLP
                          250 Yonge Street
                          Suite 2400, Box 24
                          Toronto, ON   M5B 2M6

                          Attention: Carolyn Stamegna

                          Telephone: (416) 597-6250
                          Facsimile: (416) 979-1234
                          Email:     cstamegna@goodmans.ca

                          Counsel to Royal Bank of Canada

AND TO:                   TORYS LLP
                          Suite 3000
                          79 Wellington Street West
                          Box 270, TD Centre
                          Toronto, ON   M5K 1N2

                          Attention: Michael Rotsztain

                          Telephone: (416) 865-7508
                          Facsimile: (416) 865-7380
                          E-mail:    mrotsztain@torys.com
                          Counsel to Deluxe Laboratories, Inc., Deluxe Toronto Ltd. and Deluxe Media Services, Inc.

AND TO:                   DAVIES WARD PHILLIPS & VINEBERG LLP
                          One First Canadian Place
                          P.O. Box 63, 44th Floor
                          Toronto, ON   M5X 1B1

                          Attention: Jay A. Swartz

                          Telephone: (416) 863-5520
                          Facsimile: (416) 863-0871
                          E-mail:              jswartz@dwpv.com

                          Counsel to RSM Richter Inc.

AND TO:                   LANG MICHENER LLP
                          181 Bay Street
                          Suite 2500
                          P.O. Box 747, BCE Place
                          Toronto, ON   M5J 2T7

                          Attention: Howard Drabinsky

                          Telephone: (416) 307-4033
                          Facsimile: (416) 365-1719
                          E-mail:    hdrabinsky@langmichener.ca
                          Counsel to Visual Bible International, Inc., The Book of John Inc., Visual Bible International (Canada) Inc.

AND TO                    EXPORT DEVELOPMENT CANADA
                          151 O'Connor Street
                          Ottawa, ON K1A 1K3

                          Attention: Underwriter
                                     Film & Television Financial Solutions

                          Facsimile: (613) 598-3167

AND TO                    BUENA VISTA HOME ENTERTAINMENT, INC.
                          500 South Buena Vista Street
                          Burbank, CA 91521-6575

                          Attention: Vice President, Brand Marketing and
                                     Senior Vice President, Business and Legal
                                     Affairs

AND TO                    APEX MEDIA SALES INC.
                          15849 North 77th Street
                          Scottsdale, AR   85260

AND TO                    FILM FINANCES, INC.
                          9000 Sunset Boulevard, Suite 1400
                          Los Angeles, CA   90069

AND TO                    CINRAM INTERNATIONAL INC.
                          2255 Markham Road
                          Scarborough, ON   M1B 2W3

AND TO                    IMAGE FINANCIAL SERVICES INC.
                          401-4145 North Service Road
                          Burlington, ON   L7L 6A3

AND TO                    ACTRA PERFORMERS' RIGHTS SOCIETY
                          625 Church Street, Suite 300
                          Toronto, ON   M4Y 2G1

AND TO                    FILM FINANCES CANADA (1998) LTD.
                          1100 Rene-Levesque Blvd. West
                          Suite 1350
                          Montreal, PQ   H3B 4N4

                                                                    EXHIBIT 99.4

                                                                  COURT FILE NO.

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

                RED BROOK DEVELOPMENTS LIMITED, ON ITS OWN BEHALF
                    AND ON BEHALF OF CERTAIN DEBENTUREHOLDERS

                                                                       Applicant

                                     - and -

 VISUAL BIBLE INTERNATIONAL, INC., VISUAL BIBLE INTERNATIONAL (CANADA) INC. AND
                              THE BOOK OF JOHN INC.

                                                                     Respondents

         APPLICATION UNDER SECTION 47(1) OF THE BANKRUPTCY AND INSOLVENCY ACT, AND RULE 14.05(G) OF THE RULES OF CIVIL PROCEDURE

                            AFFIDAVIT OF ED ROSENBLAT
                              (SWORN APRIL 6, 2005)

                  I, ED ROSENBLAT, of the City of Toronto, in the Province of Ontario, MAKE OATH AND SAY:

1. I am the President of Soho Financial, a division of 1061569 Ontario Limited. In that capacity I have been acting as a consultant and financial advisor to Red Brook Developments Limited ("Red Brook"), the holder of certain debentures issued by Visual Bible International, Inc. ("VBI"). I have been primarily responsible for dealing, on behalf of Red Brook, with the respondents in respect of the debentures, the various defaults thereunder and, generally, the continuing financial deterioration of Visual Bible. As such, I have knowledge of the matters to which I depose herein. Where I have indicated that my affidavit is based on my information and belief, I believe such information to be true.

2. This affidavit is made in support of an application by Red Brook for the appointment of an interim receiver pursuant to section 47(1) of the Bankruptcy and Insolvency Act, R.S.C. 1985 c. B-3 as amended, and a receiver and manager without security pursuant to section 101 of the Courts of Justice Act, R.S.O. 1990 c. C.43 (in both capacities, a "Receiver") in respect of all of the property, assets and undertaking of VBI, Visual Bible International (Canada) Inc. ("VBC") and The Book of John, Inc. ("BOJ"). VBI, VBC and BOJ are referred to herein, collectively, as "Visual Bible".

THE NEED FOR A RECEIVER

3. Visual Bible's sole marketable asset is a feature length motion picture entitled "The Book of John" (the "Film"). Since the Film was created Visual Bible has tried, in various ways, to market the Film. Despite these efforts, the marketing of the Film has been a commercial failure, and Visual Bible has been unable to generate sufficient revenue from the Film to meet its operating costs and debt obligations.

4. Since in or about February, 2004 Visual Bible has survived only due to the extraordinary accommodations made by its creditors including, in particular, Red Brook and the other Debentureholders (as defined herein). It has committed numerous and continuing defaults under the terms of debentures, security agreements, forbearance agreements and disbursement agreements to which it is a party. The Debentureholders have been extraordinarily patient in the face of these defaults, and have accommodated Visual Bible while it pursued various strategies to market the Film. None of these strategies have resulted in a significant improvement of the financial situation of Visual Bible, or reduction of Visual Bible's outstanding debt to the Debentureholders.

5. Visual Bible is unable to pay its liabilities as they come due and has no reasonable prospect for improving its financial performance. It has excessive overheads, negative cash flow, and has been surviving only because the Debentureholders and Visual Bible's critical supplier (Deluxe, as defined herein) have agreed to defer receiving funds owed to them so Visual Bible could meet its ongoing liquidity needs.

6. Visual Bible recently advised Red Brook that without a further deferral of funds owed to the Debentureholders, it would not be able to pay its ongoing operating costs, and it would fail. The patience of the Debentureholders is exhausted. The request for a further deferral was denied.

7. The appointment of a Receiver is required to maintain the value of Visual Bible's assets and the economic interests of Red Brook, other Debentureholders and other stakeholders. A Receiver will be able to take steps to address Visual Bible's cash flow problems, cut its overhead and, essentially, stop the bleeding.

8. A Receiver is the most appropriate party to administer the business affairs of Visual Bible, particularly because of the complex security interests held by the various creditors and the cross-border issues that will arise. Having a Receiver over the assets and undertaking of Visual Bible will provide the Debentureholders and other interested stakeholders with the necessary structure, disclosure and forum provided by the Court process. A Receiver is the most appropriate party to protect, preserve and, if appropriate, realize upon the assets and undertaking of Visual Bible.

VISUAL BIBLE'S BUSINESS

9. Visual Bible is a faith-based media enterprise which has secured the exclusive visual and digital rights to popular versions of the Bible. Visual Bible's mission is to use all forms of media to inspire the lives of present and future generations by carrying God's Word, regardless of their religious affiliation, culture or geographic location.

10. Visual Bible's business is to make and distribute word-for-word film versions of books of the Bible. There are various versions of the Bible, the text of some of which are subject to copyright. Visual Bible has used the copyrighted text of popular versions of the Bible in its films, under licenses granted by the copyright holders thereof.

11. To date, Visual Bible has produced film versions of the books of Matthew, Acts and John. Visual Bible no longer has rights to the films of Matthew and Acts, as a result of litigation in the United States that was recently settled.

12. The only marketable asset of Visual Bible is the Film. It was produced pursuant to a Licensing Agreement between American Bible Society ("ABS") and VBI dated September 20, 2000 (the "ABS License"), a copy of which is attached hereto as Exhibit "A". The ABS License has an initial term of ten years.

13. Pursuant to the ABS License, VBI has the exclusive right to use the text of the Contemporary English Version of the Bible and the text of the Good News Bible in word-for-word film depictions of books of the Bible. VBI has the exclusive right to display, distribute and license, and commercially exploit related products derived from, films it develops pursuant to the grant of rights under the ABS License, including the Film.

14. Visual Bible owns the copyright in the Film, however pursuant to the ABS License, ABS retains copyright in the text.

15. At present, the sole activity of Visual Bible is distributing the Film, which distribution is largely carried out by third parties pursuant to certain agreements described herein.

CORPORATE STRUCTURE

16. VBI is a corporation incorporated pursuant to the laws of the state of Florida, in the United States of America. Substantially all of VBI's business operations are based in, and operated out of, its head office in Toronto, Ontario. The vast majority of the assets of Visual Bible are located in Ontario.

17. Shares of VBI are listed on the NASD under the symbol VBIB. VBI undertakes its operations through its subsidiaries. The corporate structure of VBI is summarized as follows:

                                  (FLOW CHART)


18. Visual Bible Inc. has one wholly-owned subsidiary, Visual Entertainment Inc., which has in turn one wholly-owned subsidiary, Visual Entertainment Music LLC. Neither Visual Entertainment Inc. nor Visual Entertainment Music LLC carries on business.

19. VBC, which is a wholly-owned subsidiary of VBI, is a corporation incorporated pursuant to the laws of Ontario. BOJ is a wholly-owned subsidiary of VBC.

20. BOJ is the Canadian co-producer of the Film. Gospel of John Limited, a U.K. Company, is the other co-producer of the Film.

RED BROOK AND OTHER STAKEHOLDERS

         THE DEBENTUREHOLDERS

21. The debentures issued to Red Brook are part of two series of debentures that were issued by VBI to the Debentureholders ("Series A Debentures" and "Series B Debentures", collectively, the "Debentures").

22. The total indebtedness under the Debentures, including principal, interest and royalties, and estimated costs of enforcement to date, is in excess of $18 million (unless otherwise indicated, amounts in this affidavit are in U.S. Dollars).

23. Red Brook is the holder of the majority of the Series A Debentures, based on the original principal amounts thereof. As majority holder, Red Brook is entitled to determine what action to take under the Series A Debentures, and may control the exercise of any of the remedies available pursuant to the Debenture Security and the Guarantee Security referred to herein.

24. Erin Mills Investment Corp. ("Erin Mills") is the holder of a majority of the Series B Debentures, based on the original principal amounts thereof. As majority holder, Erin Mills is entitled to determine what action to take under the Series B Debentures. Erin Mills has consented to Red Brook taking all actions on Erin Mills' behalf in respect of the Series B Debentures. A copy of Erin Mills' consent is attached hereto as Exhibit "B".

25. The other holders of the Series A Debentures and Series B Debentures ("Series A Debentureholders" and "Series B Debentureholders", collectively, the "Debentureholders"), with the exception of Erin Mills, have all acknowledged and confirmed that Red Brook may take all actions on their behalf with respect to the Debentures (and related security documents detailed herein). A copy of the Acknowledgement signed by the Series A Debentureholders is attached hereto as Exhibit "C". A copy of the Acknowledgement signed by the Series B Debentureholders is attached hereto as Exhibit "D". As noted, Erin Mills has separately consented to Red Brook's acting on its behalf in respect of the Series B Debentures.

         DELUXE

26. Deluxe Toronto Ltd., Deluxe Media Services, Inc. and Deluxe Laboratories, Inc. (collectively, "Deluxe") are related corporations engaged in the business of video reproduction and replication.

27. Pursuant to various agreements between Deluxe and VBI, Deluxe provides services relating to the processing, duplication and replication of the Film and the Edited Version (as defined herein). It is also a secured creditor of Visual Bible. Based on my knowledge of Visual Bible's affairs, I believe Deluxe is currently owed in excess of $3.2 million.

28. VBI, Deluxe, the Debentureholders and Elly Reisman, the prinicpal of Red Brook, have entered into a Priorities Agreement made as of March 23, 2004 and a Second Priorities Agreement made as of April 1, 2004, copies of which are attached hereto as Exhibits "E" and "F" (collectively, the "Priorities Agreements"). The Priorities Agreements provide, generally, that:

         (a) to the extent that Deluxe's security interest in VBI's inventory qualifies as a purchase money security interest, it ranks in priority to the Debentureholders' security;

         (b) Deluxe's possessory liens (to the extent that it has any) over certain property owned by VBI are unaffected by the Priorities Agreements;

         (c) except as set out above, the Debentureholders' security ranks in priority to that of Deluxe; and

         (d) notwithstanding the Debentureholders' and Deluxe's respective security interests, the distribution of proceeds from the Film shall be in accordance with the Disbursement Agreement (as defined herein) during the term thereof.

         OTHER CREDITORS

29. Funding for the Film was obtained from two main sources: the Debentures and a credit facility with Royal Bank of Canada ("RBC"). RBC is a secured creditor, and Intercreditor Agreements have been entered into between RBC and the Series A Debentureholders and Series B Debentureholders (and others), dated March 13, 2003 and August 28, 2003 respectively (copies of which are attached hereto as Exhibits "G" and "H").

30. Pursuant to the Intercreditor Agreements, the priorities, as between the Debentureholders and RBC, are generally as follows:

         (a) with respect to the assets of VBI, the Debentureholders rank ahead of RBC; and

         (b) with respect to the assets of VBC and BOJ, RBC ranks ahead of the Debentureholders.

31. Based on my knowledge of the affairs of Visual Bible, I believe that RBC is currently owed approximately $55,000 (CDN). Based on my communications with Luc Perron, the Chief Financial Officer of VBI, I believe that a large portion of RBC's loan was paid by Export Development Corporation ("EDC") pursuant to various insurance policies Visual Bible had with EDC.

32. I have been advised by my counsel that RBC does not oppose the appointment of a Receiver.

33. Film Finances Inc. provided funds for certain pre-production expenses associated with the Film. I believe it is currently owed approximately $427,000.

34. Visual Bible also has various trade creditors. Based on my discussions with Moe Colson, the Chief Executive Officer of VBI, and with Mr. Perron, I believe that in addition to the amount owed to Deluxe, numerous trade creditors are currently going unpaid and are owed several million dollars.

         BUENA VISTA HOME ENTERTAINMENT

35. Pursuant to a Distribution Agreement made as of October 7, 2004, VBI and Buena Vista Home Entertainment, Inc. ("BVHE") entered into an agreement whereby BVHE acquired certain rights (the "BVHE Rights") to distribute an edited version of the Film (the "Edited Version").

36. BVHE, Deluxe, the Debentureholders and others agreed that BVHE is the sole and exclusive owner of the BVHE Rights, that BVHE's right to exploit the BVHE Rights shall not be affected, and that BVHE will receive notice of, inter alia, proceedings to appoint a receiver in respect of VBI. Red Brook executed a Non-Disturbance Agreement with respect to the foregoing, in the form attached hereto as Exhibit "I".

THE DEBENTURES

37. VBI issued the Debentures in two series, as described above. Attached as Exhibit "J" hereto is a schedule showing the particulars of the Debentures and the Addenda thereto, including the date of issue, the Series, the principal amounts thereof and the percentage of each Debenture held by Red Brook.

38. Attached as Exhibit "K" is a copy of the Series A Debenture issued to Red Brook by VBI, dated December 24, 2002, as well as the first, second, third, fourth and fifth addenda to the Series A Debentures (at tabs K (1), (2), (3),
(4) and (5) respectively). All of the Series A Debentures are substantially similar to Exhibit K.

39. Attached as Exhibit "L" hereto is a copy of the Series B Debenture issued to Red Brook by VBI, dated August 28, 2003. All of the Series B Debentures are substantially similar to Exhibit L.

40. The Series A Debentures matured on December 24, 2004. As reflected in the letter attached hereto as Exhibit "M", the amounts owing thereunder have not been repaid.

41. The Series B Debentures mature on October 15, 2005. As set out below, all of the principal, interest and other amounts owing thereunder have been accelerated by virtue of VBI's various defaults, and are all currently due and owing.

42. The principal amount of Debentures accrues interest at 15% per annum. The Debentures also provide, in certain circumstances, for the payment of certain royalties from sales of DVD units of the Film.

43. Repayments of principal and interest under the Debentures are supposed to be made primarily out of VBI's gross revenue from sales of DVD units of the Film. In order to ensure that the Debentureholders are paid using their respective portions of the gross proceeds from the Film, both the Series A Debentures and Series B Debentures require VBI to use a "Fulfillment Corporation" to process, account for and collect the gross revenues from all direct response sales of DVD units of the Film to American and Canadian customers.

44. VBI did not retain a Fulfillment Corporation. Instead (and in default of its obligations under the Debentures), VBI was making payments to Debentureholders out of its general bank account. Starting with the payment due on account of sales in the month of December, 2003, VBI has been in default of its payment obligations under the Debentures.

45. Since April 1, 2004 the Debentureholders, VBI, VBC and Deluxe have been parties to a Disbursement Agreement (the "Disbursement Agreement") which was entered into as an accommodation to Visual Bible, and to provide a mechanism pursuant to which the Debentureholders and Deluxe would receive payments of the amounts owing to them by VBI.

46. The total current indebtedness under the Debentures (the "Indebtedness") was as follows as at March 28, 2005:

                     Series A:                     $ 7,140,182
                     Series B:                     $11,140,899
                     ---------                     -----------
                     TOTAL:                        $18,281,084

47. The foregoing amounts are exclusive of the Debentureholders' costs of enforcement, which are payable by Visual Bible upon default by it, under the terms of the Debentures.

THE DEBENTURE SECURITY

48. To secure the repayment of the indebtedness under the Debentures, VBI granted security interests in substantially all of its assets to the Series A Debentureholders and Series B Debentureholders (the "Debenture Security") pursuant to several agreements. Attached as Exhibit "N" is a list identifying the documents comprising the Debenture Security. Attached at tabs (1) through
(6) of Exhibit N are the documents themselves.

49. The Debenture Security excluded VBI's interest in certain agreements including, in particular, the ABS License (the "Additional Agreements"). Pursuant to the First Forbearance

Agreement (as defined and discussed in greater detail below), the Debentureholders agreed to forbear from collecting certain amounts which were overdue, and from exercising their rights. In exchange for the time and use of money granted by the Debentureholders under the First Forbearance Agreement, VBI granted the Debentureholders a security interest in its right, title and interest in and to the Additional Agreements.

THE GUARANTEES AND GUARANTEE SECURITY

50. VBC and BOJ have unconditionally guaranteed the due payment and performance of all of the obligations, liabilities and indebtedness of VBI arising under, among other things, the Debentures and the Debenture Security, pursuant to certain Guarantees and Postponements of Claim (collectively, the "Guarantees") attached hereto as Exhibit "O".

51. The Guarantees also postpone any debts of VBI due to either of VBC or BOJ to the performance of the guaranteed obligations.

52. VBC and BOJ have granted the Debentureholders a security interest (the "Guarantee Security") in all of their respective intellectual property and goods, including in particular the proceeds of the Film and certain film production tax credits to which they may become entitled. The Guarantee Security secures the obligations of VBC and BOJ under the Guarantees. The agreements setting out the Guarantee Security are identified in Exhibit "P", and are attached as tabs (1) to (6) of Exhibit P.

INITIAL DEFAULTS BY VISUAL BIBLE

53. Visual Bible's original plan, as represented to the Debentureholders, was to sell the Film through direct response marketing (advertising which calls for a direct response by the consumer; for example, infomercials). However, sales of the Film through direct response never came close to meeting Visual Bible's budgeted expectations.

54. As a result, starting in or around January, 2004, VBI has been in default of its obligations to make payments under the Debentures. These failures were and are defaults under the Debentures and cross-defaults under the Guarantees.

55. As of about March, 2004, Visual Bible was unable to meet its then-current financial obligations. Attached as Exhibit "Q" hereto is a copy of a Form 8-K from VBI, filed with the Securities and Exchange Commission on March 4, 2004. VBI conceded that

         Due to, among other things, failure of current sales of the Company's production of the Book of John to meet budgeted expectations, the Company is experiencing significant financial difficulties and does not presently have sufficient capital to enable it to meet its current financial obligations ...

56. It is a default under both the Series A Debentures (paragraph 18, added by the first addendum) and the Series B Debentures (paragraph 11) if VBI becomes insolvent.

THE FIRST FORBEARANCE AGREEMENT

57. By early February, 2004, Visual Bible was significantly in arrears to the Debentureholders, and had failed to make "catch up" payments which it had promised to make. Nevertheless, Visual Bible asked the Debentureholders to allow it an opportunity to deal with its immediate liquidity issues. On February 19, 2004, Visual Bible and Red Brook (on its own behalf and on behalf of the Debentureholders) entered into a Forbearance Agreement (the "First Forbearance Agreement"), a copy of which is attached hereto as Exhibit "R".

58. Pursuant to the First Forbearance Agreement, Visual Bible confirmed and acknowledged that it was in default under the Debentures, and that the Indebtedness had been accelerated, and was due and owing to the Debentureholders. The First Forbearance Agreement provided that the Debentureholders would defer receiving certain payments until the end of the forbearance period.

59. At the end of the forbearance period contained in the First Forbearance Agreement, VBI failed to make all of the required payments. This was an event of default under the First Forbearance Agreement. The First Forbearance Agreement provides that if Visual Bible commits an event of default, it irrevocably consents to, among other things, the immediate appointment of a Receiver over the property, assets and undertaking of Visual Bible.

THE SECOND FORBEARANCE AGREEMENT

60. Despite VBI's defaults under the First Forbearance Period, it asked for a further period of forbearance, to allow Visual Bible a further opportunity to improve its liquidity and financial structure.

61. By a Second Forbearance Agreement (the "Second Forbearance Agreement") made as of April 1, 2004, the Debentureholders provided Visual Bible with another opportunity to improve its financial condition. Attached hereto as Exhibit "S" is a copy of the Second Forbearance Agreement.

62. Pursuant to the Second Forbearance Agreement Visual Bible further confirmed and acknowledged that the Indebtedness was due and owing to the Debentureholders, and that Visual Bible was in default under the Debentures and the First Forbearance Agreement.

63. Pursuant to the Second Forbearance Agreement the Debentureholders agreed to forbear, until the earlier of July 31, 2004 or the occurrence of an event of default, from taking steps to enforce the Security, the Guarantee Security or the additional security granted pursuant to the First Forbearance Agreement. VBI was required to pay amounts owing to the

Debentureholders, including arrears and outstanding professional fees, in accordance with the Debentures, the Disbursement Agreement and the First Forbearance Agreement and Second Forbearance Agreement, by July 31, 2004.

64. The Second Forbearance Agreement was entered into on the strength of VBI's assertion that it would be able to market the Film successfully through the "retail/rentail" platform (sales to retail outlets and video rental outlets), and that it was on the cusp of receiving substantial additional orders. Accordingly, the Second Forbearance Agreement provided that if VBI failed to secure orders for at least 130,000 units of the Film by April 6, 2004 (i.e. very shortly after the Second Forbearance Agreement was entered into) it would be in default.

65. As at July 31, 2004, VBI had committed numerous (and continuing) defaults under the Second Forbearance Agreement. The letter previously attached as Exhibit "M" hereto (advising VBI of its failure to pay the Series A Debentures upon their maturity) also describes some of VBI's defaults under the Second Forbearance Agreement. Those defaults include, in particular, failure to pay amounts owing by July 31, 2004 and failure to obtain the required orders for the Film as at the date provided for in the Second Forbearance Agreement.

66. As a result of the various defaults under the Second Forbearance Agreement, the Debentureholders had and have the right to enforce, immediately, their rights under the Debentures, the Security, the Guarantees and the Guarantee Security. Visual Bible is also deemed, once again, to have irrevocably consented to the appointment of a Receiver over the assets, property and undertaking of Visual Bible, as well as to a form of Order which is a schedule to the Second Forbearance Agreement.

THE DISBURSEMENT AGREEMENT

67. Given Visual Bible's ongoing financial difficulties, and in light of the fact that it had failed to retain a Fulfillment Corporation as required by the Debentures, the Debentureholders required, as a condition of the Second Forbearance Agreement, that VBI and VBC enter into the Disbursement Agreement (a copy of which is attached hereto as Exhibit "T"). Deluxe is also a party to the Disbursement Agreement.

68. The Disbursement Agreement provides, in general, that proceeds from the Film obtained through various revenue streams (direct response sales, retail and "rentail" sales, sales of merchandise etc.) are to be collected and disbursed under the supervision of an Agent, Shiner Zweig Inc. The priority of payments to which the Debentureholders are entitled, until such time as the Debentures have been paid in full, is set out in detail in the Disbursement Agreement.

69. During the negotiations of the Disbursement Agreement, Red Brook agreed that Deluxe shall have exclusive possession of certain elements necessary to replicate DVD versions of the Film for a period of 30 days following the appointment of a Receiver. This right is provided for in the form of Order that was attached to the Second Forbearance Agreement and in the proposed Order that Red Brook is requesting that this Honourable Court grant herein.

FURTHER DEFERRALS UNDER THE DISBURSEMENT AGREEMENT

70. Despite the extraordinary accommodations granted by the Debentureholders, Visual Bible has not been able to improve its financial situation. As a result, it has asked the Debentureholders to defer additional amounts to which they are entitled under the Disbursement Agreement. Attached as Exhibit "U" are three supplements to the Disbursement Agreement (the "Supplements") dated July 13, 2004, August 17, 2004 and October 28, 2004.

71. Pursuant to the first and second Supplements, the Debentureholders agreed to defer receiving a total of $292,500 to which they were otherwise entitled under the Disbursement Agreement.

72. Visual Bible's plan, originally, was to purchase media time for direct response sales itself. However, sales through direct response fell well short of Visual Bible's budgeted expectations. Visual Bible then decided to retain Apex Media Sales Inc. ("Apex") to purchase media time for it, in the hopes of increasing direct response sales. However, it did not have the ability to pay Apex and, accordingly, it asked the Debentureholders for still further assistance. Pursuant to the third Supplement Apex is entitled to a portion of the proceeds of sales of units of the Film which are attributable to direct response sales from media buys secured by Apex. The proceeds being paid to Apex would, absent the third Supplement, have been paid to Deluxe and the Debentureholders in accordance with the Disbursement Agreement. In effect, the Debentureholders have deferred amounts owing to them, to allow Visual Bible to pursue direct response sales in a manner not contemplated by the original business plan.

73. Visual Bible has also required further deferrals from the Debentureholders on a regular basis since the end of the July, 2004, and virtually bimonthly since January, 2005. These have been necessitated because Visual Bible has negative cash flow.

74. As noted above, VBI is publicly traded. Maintaining VBI's public listing costs approximately $60,000 per month. Visual Bible's other monthly expenses, including payroll, rent, consultant's fees, media buys and suppliers, total roughly $110,000.

75. Visual Bible is unable to meet its monthly expenses and pay the Debentureholders. I would estimate that it has negative cash flow in excess of $170,000 per month. For this reason, Mr. Colson has asked from time to time since April, 2004 that the

Debentureholders defer receiving additional amounts that would otherwise have been payable to them pursuant to the Disbursement Agreement. The requests for deferrals has intensified in the past 3 months and Visual Bible has requested on a bimonthly basis that the Debentureholders and/or Deluxe defer receiving approximately $200,000 per month payable to them under the Disbursement Agreement. These deferrals are in addition to those made pursuant to the Supplements.

76. Without these additional deferrals, Visual Bible would not have been able to pay its monthly expenses. It has been surviving as a result of these continued accommodations made by the Debentureholders and/or Deluxe.

APPOINTMENT OF A RECEIVER

77. The Debentureholders have been extraordinarily patient with Visual Bible, but their patience is exhausted. Visual Bible's plan was to market the Film by buying media time and eliciting direct response sales. Since that plan failed, Visual Bible has employed various strategies to try to sell the Film, including retail/rentail, using Apex and creating the Edited Version. At each step, and for more than a year, the Debentureholders have been flexible and accommodating, giving Visual Bible every opportunity to improve its financial situation. Visual Bible has failed to do so. The Debentureholders are now owed approximately $18,000,000.

78. The Series A Debentures matured on December 24, 2004, and have not been paid. Visual Bible is, and has been for some time, in default of its obligations under, in particular, the Debentures, the First Forbearance Agreement, the Second Forbearance Agreement, the Debenture Security, the Guarantees, the Guarantee Security and the Disbursement Agreement.

79. Visual Bible's only revenue-generating asset is the Film. It is not involved in any material development activities, either pursuant to its obligations under the ABS License or otherwise. Given its limited activities, its overhead expenses, particularly the expenses associated with maintaining VBI's public listing, are unnecessary and/or excessive. The only way it has been able to pay its overhead expenses is by not paying its creditors, including in particular the Debentureholders and Deluxe.

80. On March 28, 2005, Mr. Colson advised me that Visual Bible would not be able to make its payroll due on April 1, 2005 or pay its trade creditors unless the Debentureholders agreed, once again, to defer receiving amounts to which they are entitled under the Disbursement Agreement. I was advised by Mr. Colson, and I believe, that without a further deferral from the Debentureholders, Visual Bible will fail.

81. The Debentureholders are in discussions with Visual Bible regarding a further deferral of up to $30,000 in order for Visual Bible to meet its rent for April 2005 and its April 1, 2005 payroll obligation. The Debentureholders are not prepared to grant any further deferrals to Visual Bible.

82. In view of the nature and the extent of the various defaults of Visual Bible and its current financial condition, it is necessary that a Receiver be appointed. A Receiver is needed to control Visual Bible's cash flow, limit its excessive overheads and, basically, stop the bleeding.

83. Addressing the competing interests involved in Visual Bible's affairs will be complicated by the complex security interests held by the various creditors, and the possible implications of the cross-border proceedings discussed below. A Receiver, who will be an independent officer of the Court concerned with the interests of all creditors and stakeholders, is the most appropriate party to administer the business affairs of Visual Bible.

84. Pursuant to an engagement letter dated February 2, 2004, RSM Richter Inc. ("Richter") was engaged by the Special Committee of the Board of Directors of VBI (which has since dissolved) to act as the Committee's independent financial advisor. In connection with the foregoing engagement, Richter has become knowledgeable about the financial position and operations of Visual Bible. Red Brook, on its own behalf and on behalf of the other Debentureholders, believes that Richter is best suited to act as Receiver.

85. As is customary in receivership proceedings, Red Brook is seeking, as part of the order appointing a Receiver, a stay of proceedings. Red Brook is concerned that other creditors taking precipitous action will distract efforts to maximize the value of Visual Bible's assets.

86. In conjunction with this proceeding, it is contemplated that Red Brook will commence foreclosure sale proceedings (particularly in respect of certain of VBI's assets in the United States), or Red Brook or the Receiver will commence such other relief under the US Bankruptcy Code as may be appropriate. As part of the proposed order, Red Brook's ability to commence such a foreclosure sale would be carved out of the stay of proceedings.

87. As part of the Second Forbearance Agreement, Visual Bible consented to a form of Order for the appointment of a Receiver. The proposed Order herein is substantially the same as the form of Order to which Visual Bible has consented. However, the Order in the Forbearance Agreement contemplates a carve-out for a proceeding under section 304 of the US Bankruptcy Code, and does not specifically carve out a foreclosure sale.

88. Red Brook is seeking, as part of the Order appointing a Receiver, a provision that the Receiver is authorized to borrow to fund its own activities. The Debentureholders are prepared to lend money to the Receiver for this purpose. The proposed Order provides that property of Visual Bible will be charged with a fixed and specific charge to secure the payment of funds borrowed by the Receiver, up to $500,000. This charge will rank behind the Receiver's charge but ahead of all other indebtedness.

89. Despite the flexibility and accommodation shown by the Debentureholders, the situation at Visual Bible is critical. The only hope for the Debentureholders and other stakeholders is to have a Receiver appointed. A Receiver will be able to evaluate what course of action is advisable in the circumstances and report to the Court as appropriate. A Receiver is the most appropriate party to control expenditures and preserve, protect and allow for the orderly realization of the assets of VBI, BOJ and VBC.

90. For all of the foregoing reasons, I believe the immediate appointment of a Receiver is required.

SWORN before me at the City of            }
Toronto, in the Province of Ontario       }
on April 6, 2005.                         }
                                          }
                                                          /s/ Ed Rosenblat
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A Commissioner for Taking Affidavits                          Ed Rosenblat